Filed pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-163238

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated December 9, 2009)

5,494,290 Shares

Common Stock

This Prospectus Supplement No. 5 supplements the prospectus dated December 9, 2009, including any amendments or supplements thereto, or, collectively, the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-163238).  This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2010 (the “Current Report”).  Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the disposition from time to time by Commerce Court Small Cap Value Fund, Ltd., or Commerce Court, or its permitted transferees or other successors-in-interest, of up to 5,494,290 shares of our common stock.  We are not selling any common stock under the Prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by Commerce Court.

Our common stock is listed on The NASDAQ Global Market under the symbol “ARYX.”  On March 4, 2010, the last reported sale price of our common stock on The NASDAQ Global Market was $1.18.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus.  If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 5, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 25, 2010

ARYX THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33782	77-0456039
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)

6300 Dumbarton Circle Fremont, California	94555
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 585-2200

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

On February 17, 2010, the board of directors (“Board”) of ARYx Therapeutics, Inc. (“ARYx”) committed to a restructuring plan that resulted in a substantial reduction in force (the “Restructuring Plan”), as previously described in ARYx’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2010 (the “Prior Current Report”). The description of the Restructuring Plan under Item 2.05 of the Prior Current Report is incorporated herein by reference.

Item 5.02.      Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 25, 2010, the Board approved 2010 annual base salaries for ARYx’s executive officers, effective January 1, 2010, in the respective amounts set forth below:

Name and Principal Position	2010 Annual Base Salary ($)
Paul Goddard, Ph.D.	451,000
Chairman and Chief Executive Officer
Peter G. Milner, M.D.	333,000
President, Research and Development
John Varian	324,000
Chief Operating Officer and Chief Financial Officer
Pascal Druzgala, Ph.D.	283,000
Vice President and Chief Scientific Officer
David Nagler	256,000
Vice President, Corporate Affairs and Secretary

The Board set 2010 base salaries for executive officers at 2009 levels and elected not to establish a cash bonus plan for executive performance in 2010. However, the Board adopted an executive retention benefits plan as more fully described below, pursuant to which executive officers may receive cash incentive payments for performance in 2010 to the extent certain value-creating milestones are achieved for the benefit of ARYx’s stockholders.

In connection with the Restructuring Plan, the Board terminated the employment of Dr. Daniel Canafax, ARYx’s Vice President and Chief Development Officer, effective February 26, 2010.  In accordance with the terms of the ARYx Executive Severance Benefit Plan adopted by the Board on May 20, 2009, Dr. Canafax is entitled to approximately $135,000 of cash severance payments in connection with his termination, which represents six months of his current base salary.  Dr. Canafax is also entitled to six months of continuation of his current benefits and accelerated vesting of his stock options that would have vested and become exercisable had he remained employed by ARYx for an additional six months following his termination date.

On February 25, 2010, the Board adopted an executive retention benefits plan which is primarily designed to adequately incentivize executive officers continuing following implementation of the Restructuring Plan to remain with ARYx through the closing of a strategic transaction in an effort to optimize the value of ARYx’s assets in connection with any such potential transaction. The executive retention benefits plan provides for cash incentive payments and grants of restricted stock units under ARYx’s 2007 Equity Incentive Plan.  On February 25, 2010, the Board granted the restricted stock units contemplated by the executive retention benefits plan to the executive officers and in the respective amounts set forth below:

Name	Number of RSUs (#)
Paul Goddard, Ph.D.	250,000
Peter G. Milner, M.D.	100,000
John Varian	160,000
Pascal Druzgala, Ph.D.	100,000
David Nagler	130,000

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The above restricted stock units vest only upon the consummation of a qualifying partnering transaction involving one of ARYx’s lead product candidates or a sale of ARYx, in each case as determined by the Board in its discretion. The cash incentive payments that executive officers are entitled to receive under the executive retention benefits plan are also earned only upon the consummation of a qualifying partnering transaction or a sale of ARYx, in each case as determined by the Board in its discretion.  In the event of a qualifying partnering transaction, executive officers are entitled to cash incentive payments ranging from 25% to 50% of their then-current base salaries depending on the aggregate upfront cash payment received by ARYx pursuant to any such partnering transaction.  In the event of a qualifying sale of ARYx, executive officers are entitled to receive cash incentive payments ranging from 25% to 50% of their then-current base salaries depending on the level of appreciation of ARYx’s common stock price measured at the time of any such sale transaction.

In consideration of the restricted stock unit grant and other benefits conferred by the executive retention benefits plan, Dr. Paul Goddard, ARYx’s Chairman and Chief Executive Officer, proposed and the Board approved a reduction of Dr. Goddard’s 2010 base salary by 50%, effective March 1, 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 3, 2010

ARYX THERAPEUTICS, INC.

By:	/s/ David Nagler
David Nagler
Vice President, Corporate Affairs and Secretary

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